UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of December 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

2 December 2004

Harmony clarifies its future intentions in advance of the vote on the proposed IAMGold transaction

Introduction

Harmony believes that it would be useful for its fellow Gold Fields shareholders to have clarity on its future intentions ahead of the general meeting of Gold Fields to be held on 7 December 2004 to vote on the proposed IAMGold transaction (the “Gold Fields general meeting”). The resolutions in relation to the proposed IAMGold transaction require approval by a simple majority of Gold Fields shareholders present in person or by proxy in order for the transaction to be implemented (the “IAMGold resolutions”).

Key issues relating to the IAMGold vote

Harmony considers that there are two significant unresolved issues in relation to the vote at the Gold Fields general meeting.

Firstly, Harmony has received legal advice that, as it has applied for leave to appeal, the operation and execution of the order of the Competition Appeal Court has been suspended. Accordingly, Harmony is entitled to vote all of the shares that it acquired under the early settlement offer at the Gold Fields general meeting. Harmony fully intends to vote its shares which now amount to approximately 11.8% of the entire issued share capital of Gold Fields. To clarify the misleading media release circulated by Gold Fields on 1 December 2004, Harmony advises that it has not been refused leave to appeal by any court. The courts approached by Harmony have taken the view that its appeal of the order of the Competition Appeal Court is not urgent because Harmony has alternative remedies. In particular, Harmony may apply to the High Court to interdict the implementation of the proposed IAMGold transaction until such time as its appeal has been decided.

Secondly, Harmony believes that, despite the announcement of an amendment to the terms of the proposed IAMGold transaction, there remains substantial opposition to the proposed IAMGold transaction. Such substantial opposition includes Harmony and Norilsk, who, in aggregate, own approximately 31.8% of the entire issued share capital of Gold Fields, as well as a significant number of other Gold Fields shareholders who, despite the amendment thereto, have indicated to Harmony that they continue to oppose the proposed IAMGold transaction.

Harmony is of the view that Gold Fields is in breach of its agreement with the Bank of New York (“BONY”) insofar as it has failed to inform BONY of this substantial opposition. As a result, BONY could be obliged to give Gold Fields’ management a discretionary proxy to vote, in its sole discretion, any ADSs that are not voted in respect of the IAMGold resolutions (the “discretionary proxy”). Harmony firmly believes that the discretionary proxy should not be used in an attempt by Gold Fields’ management to force through the IAMGold resolutions against the wishes of voting Gold Fields shareholders, including Harmony.

Harmony’s intentions dependant on the outcome of the IAMGold vote

In Harmony’s view, there are two possible scenarios in terms of the outcome of the vote on the IAMGold resolutions.

1. If the IAMGold resolutions are approved, but would not have been approved if (i) Harmony’s vote had been accepted and/or (ii) the discretionary proxy had not been voted, Harmony intends to apply for an interdict to prevent the implementation of the proposed IAMGold transaction. To the extent that the court finds in Harmony’s favour, Harmony would intend to ensure that either the proposed IAMGold transaction is never implemented or, to the extent that Gold Fields’ management does implement the transaction, it is later unwound. Consequently, Gold Fields shareholders should be aware that, in the event that Gold Fields’ management does succeed in forcing through the proposed IAMGold transaction, it will be attempting to implement a transaction that is both contrary to the wishes of the majority of its shareholder base and that is, in Harmony’s view, ultimately unsustainable.

2. If the IAMGold resolutions are not approved, whether or not Harmony’s vote is accepted or the discretionary proxy is voted, Harmony believes that this will represent a resounding rejection by Gold Fields shareholders of the cornerstone of Gold Fields’ board and management’s strategy. In these circumstances, Harmony is of the firm view that Gold Fields shareholders’ best way forward would be to accept Harmony’s value enhancing proposal to create the world’s premier gold mining company, a truly compelling investment proposition.

Harmony encourages its fellow Gold Fields shareholders to vote against the proposed IAMGold transaction.

ENQUIRIES

HARMONY
Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Marketing Director
Corne Bobbert	+27 11 684 0146	+27 83 380 6614
Investor Relations

SBC
Adrian Coates	+44 20 7991 8888
Jan Sanders
Graham Shuttleworth

INVESTEC
Dennis Tucker	+27 11 286 7324
George Nakos
Andrew Brady

South Africa - BEACHHEAD
Jennifer Cohen	+27 11 214 2401
Patrick Lawlor	+27 11 214 2410

UK - FINANCIAL DYNAMICS
Nic Bennett	+44 20 7269 7115
Charles Watenphul	+44 20 7269 7216

US - MACKENZIE PARTNERS
Hollis Rafkin-Sax	+1 212 850 5789
Torie Pennington	+1 212 850 5629
Daniel Burch	+1 212 929 5500
Steve Balet	+1 800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

In connection with the proposed merger, Harmony will file with the U.S. Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) to be issued in exchange for the remainder of Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 212 929 5500 (call collect) or 1 800 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony will send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2004

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer